

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 22, 2010

Alan Hartslief
Chief Financial Officer and Secretary
KHD Humboldt Wedag International Ltd.
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre,
11 Duddell Street, Central
Hong Kong SAR, China

> **Re:** **KHD Humboldt Wedag International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-4192**

Dear Mr. Hartslief:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant